PRESS RELEASE


N-VISION TECHNOLOGY TO ACQUIRE FREMONT EXPLORATION FOR $12.5 MILLION.

FOR IMMEDIATE RELEASE:

HOUSTON, TEXAS, MARCH 12, 2001 - N-VIVION TECHNOLOGY, INC (OTC:NVSN), which provides on-shore seismic services and is actively pursuing low risk development drilling opportunities as well as acquiring proved oil and natural gas properties, announced today that it has signed a letter of intent to acquire Fremont Exploration, Inc., a private company, for approximately $12.5 million in cash. Fremont's reserves, which are 92% company owned, consist of 67% gas and 33% oil.

Under terms of the acquisition, N-Vision and Fremont's selling shareholders will form a jointly owned operating company to operate the oil and gas properties acquired by N-Vision. The acquisition, which excludes certain defined non oil and gas assets, has been aproved by the Board of Directors of both companies. Closing is subject to an independent engineering evaluation of Fremont's oil and gas reserves, upward adjustments for additional wells and work in progress, and the signing of a definitive agreement, expected to take place by March 28, 2001. The Letter of Intent anticipates a closing date on or before May 1, 2001.

"The acquisition of Fremont will expand opportunities for the Company's development drilling program," stated Joseph Kaminski, Chairman and Chief Executive Officer of N-Vision Technology. "The acquisition of Fremont will also form a base which will enable N-Vivion to increase its holdings in oil and gas properties in the future.

N-Vision also has entered into an agreement with Blaylock & Partners, L.P., to become the Company's financial advisor and placement agent for a Private Placement of debt and equity, which is expected to raise up to $25 million. The funds are expected to be used to finance the purchase of Fremont Exploration, fund development drilling and for general corporate purposes.

N-Vision Technology is one of the key providers of 3-Dimensional seismic support services and utilizes the latest seismic imaging and computer-based technology through its Southern 3-D Exploration, Inc., subsidiary. N-Vision's immediate goal is to utilize Southern 3-D's seismic technology to identify low risk drilling opportunities and improve development and recovery of overlooked reserves in producing fields, both for itself and its drilling partners. The Company's N-Vision Energy unit will operate the acquired oil and gas properties and is currently seeking additional reserve acquisitions.


Forward looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward looking statements involve risks associated with the Company's susceptibility to oil and gas price fluctuations, competition from other companies and weather related occurances.